

Peter Han COO & Head of Finance - pearpop; angel investor

As a multiple founder and angel investor, for every 100 or so companies that come across my desk, I come across a company like Yepp. Adam is the perfect founder: he created Yepp to solve his own problem he was facing at Shopify and he has the passion, determination, and expertise to solve logistics and e-commerce problems. In addition, with the emergence of the "Creator Economy," the internet's so-called third wave, Yepp is well positioned to help creators of all strata, from the Selena Gomez-es to the college student in Wisconsin, to build and monetize their brands through expedient, high quality product creation while utilizing a simple but elegant interface. I am most impressed with the proprietary technology his team has built as well as his key partnerships not only with celebrities like Katie Perry but with key partners in Asia. I believe Yepp is poised for a period of rapid growth over the next three years.

Invested $20,000 this round

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